Exhibit H

Privileged and Confidential

Term Sheet

This term sheet sets forth, as of February 6, 2009, the basic terms under which Galaxy Partners LLC and its affiliates (the “Krieger Group”) and Mill Road Capital, L.P. and its affiliates (“MRC”) wish to form an acquisition vehicle to acquire Galaxy Nutritional Foods, Inc. (“GXYF”). This term sheet reflects the parties’ understanding of the matters described below, but is not intended to constitute either a complete statement of the terms and conditions of the proposed transaction or, except as provided under “Legal Effect” below, a legally binding or enforceable agreement or commitment on the part of any party.

General Structure

MRC will establish Andromeda Acquisition Corp. (“AAC”) as a Delaware corporation with one shareholder, MW1 LLC, a Delaware limited liability company (“MW1”). Initially, MRC will be MW1’s sole member. Eventually, the members of MW1 will be the Krieger Group, MRC, and certain individuals who will become officers of GXYF (“Management”).

Attached as Exhibit A is a diagram of the structure.

Purpose of AAC

AAC will be formed to acquire all of the outstanding shares of GXYF common stock not currently owned by either the Krieger Group or MRC. AAC will acquire these shares of GXYF common stock by way of a tender offer (the “Tender Offer”).

Upon successful completion of the Tender Offer, GXYF and AAC will merge by short form merger, with GXYF as the surviving corporation and becoming a wholly-owned subsidiary of MW1.

Initial Contributions to MW1	The Krieger Group and MRC will split the membership interests of MW1 50%/50% after making the following contributions to MW1 which will occur immediately prior to the closing of the Tender Offer:

	1.	The 13,811,120 shares of GXYF common stock owned by the Krieger Group;

	2.	The 559,608 shares of GXYF common stock owned by MRC; and

	3.	A cash investment by MRC to facilitate the funding of the Tender Offer, all Tender Offer related expenses including legal fees and information agent fees, and taking GXYF private.

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MW1 will then contribute immediately such shares and cash to its subsidiary, AAC. MRC’s cash investment will be made as necessary, on a timely basis, to pay for GXYF shares tendered or purchased and as related fees and expenses are payable.

Closing of Tender Offer	The closing of the Tender Offer will be subject to the following conditions:

	1.	The Krieger Group, MRC and Management entering into a mutually acceptable limited liability company operating agreement for MW1;

	2.	MW1 and then AAC having received the shares and cash described in “Initial Contributions to MW1” above;

	3.	The valid tender to AAC of such number of shares of GXYF common stock that, together with the shares of GXYF common stock then owned by AAC, represents at least 90% of the outstanding shares of GXYF common stock; and

	4.	Satisfaction of such other conditions as MW1 may in its discretion require.
If less than 90% of shares but greater than 66.7% of shares are tendered, the parties agree to close the Tender Offer and work to take GXYF private in an expeditious manner; in this potential interim period, governance of MW1 will be the same as if GXYF was already private.

Initial Membership Interests of MW1	The Krieger Group and MRC will each own 50% of MW1 prior to any ownership interests in MW1 being allocated to Management.

References in this term sheet to percentage ownership of MW1 are references to ownership of membership interests with that percentage interest in the distributions from MW1 after distributions of capital contributions. Distributions to members of MW1 will be made first in proportion to, and up to the aggregate amount of, their respective capital contributions and thereafter in accordance with their respective percentage ownership. MW1 will allocate its profit and loss in accordance with the regulations under the Internal Revenue Code of 1986.

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Management Membership Interests

Management will be entitled to up to an aggregate 10% ownership interest in MW1. Any ownership interest of a member of Management will be subject to five year vesting.

Assuming full allocation of the 10% pool to Management, Management will be entitled to receive 10% of the profits of MW1. Such percentage will increase to 12.5% of profits after distributions (such distributions including payments made under “Services Provided to GXYF by Investor Representatives”) have been made to Krieger Group and MRC sufficient to provide them a 30% internal rate of return on their investment in MW1, such increased percentage to apply only to distributions in excess of such amounts and the related amounts distributed to Management at the basic rate of 10%. All membership interests will be subject to the dilution of additional investment in MW1.

Advisory Board of MW1

MW1 will form an Advisory Board which will initially consist of Timothy Krieger, David Johnson, Michael Slyce, Thomas Lynch, Justin Jacobs and two members of Management. Additional members of the Advisory Board may be added as appropriate.

The role of the Advisory Board will be to facilitate the improvement and growth of the operations of GXYF along with providing strategic guidance.

Executive Committee of MW1

MW1 will form an Executive Committee consisting of representatives from each of the Krieger Group, MRC, and Management. The initial Krieger representative will be Timothy Krieger. The initial MRC representative will be Justin Jacobs. The initial Management representatives will be both members of Management.

Each group (the Krieger Group, MRC, and Management) will cast one vote in regard to any matters requiring a vote with all decisions based on majority rules except for those outlined in “Items Subject to Executive Committee Approval.”

The representatives of the Krieger Group and MRC on the Executive Committee are also defined as the “Investor Representatives.”

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If the membership interests that either the Krieger Group or MRC owns in MW1 falls below 25%, such group will lose its representative on the Executive Committee. If both members of Management are no longer the two senior officers of GXYF, Management shall lose its representatives on the Executive Committee.

Board of Directors of GXYF	Upon successful completion of the Tender Offer and taking GXYF private, the Board of Directors of GXYF will be appointed consisting of the members of the Executive Committee of MW1 with the same voting structure.

If less than 90% of shares but greater than 66.7% of shares are tendered and GXYF has not yet been taken private, either the Krieger Group or MRC will have the right to compel MW1, through its ownership of GXYF shares, to appoint by written consent an equal number of members from the Krieger Group and MRC to the Board of GXYF.

Operations and Management of GXYF	The operations and management of GXYF will be directed by members of Management, subject to the oversight and direction of the Board of Directors of GXYF and the Executive Committee of MW1. The Advisory Board will also provide strategic and operational guidance as appropriate.

Items Subject to Executive Committee Approval	The following items related to the operation of GXYF and MW1 shall require approval of both of the Investor Representatives then serving on the Executive Committee:

	1.	“Capital Events”

		a.	Any change of control, liquidation, merger, consolidation or sale or other transfer of assets (other than in the ordinary course of business);

		b.	The payment of any dividends (excluding those in the “Dividends of GXYF” section) or the repurchase of any capital stock;

		c.	The incurrence of indebtedness for borrowed money;

		d.	Any acquisition of another entity, whether by stock ownership, merger, consolidation, purchase of assets or otherwise;

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		e.	Sale or other divestiture of any material assets;

		f.	The issuance or sale of any stock or other securities;

		g.	The investment in any entity;

		h.	The formation of any subsidiary, joint venture or similar business entity; and

		i.	Exclusive licenses or exclusive-dealing arrangements.

	2.	“Management Events”

		a.	Changes in senior management; and

		b.	Changes in compensation of senior management.
GXYF’s annual operating and capital budget will require a majority approval of the Executive Committee with Management’s vote required as part of the majority. If the Executive Committee is unable to agree on an annual operating and capital budget, the operating expenses and capital expenditures of the previous year’s budget shall be the default budget until a new budget is agreed upon.

Additional Investment in MW1 after Successful Completion of Tender Offer	The parties agree that following successful completion of the Tender Offer and taking GXYF private, growth through acquisition will be an attractive opportunity.

To the extent that additional equity investment is required for GXYF or MW1, the parties may invest (on a pro rata basis according to membership interest) in MW1 with the valuation of membership interests based on the greater of 1) the most recent financing round or 2) 4x EBITDA of GXYF (excluding any potential acquisition EBITDA)(using LQA EBITDA for the first year from the launch of the Tender Offer and LTM EBITDA thereafter). The final price for the Tender Offer shall serve as the initial price of the most recent financing round described above.

If a member declines to invest its pro rata share, the remaining members may elect to purchase the declining member’s portion according to the electing members pro rata membership interest.

Transfer of Membership Interests in MW1	Any member of MW1 may sell membership interests provided the transfer is not to a competitor and other members shall have a right of first offer for the

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membership interests for sale. Prior to the sale of any of the Krieger Group’s interests in MW1: (1) to the extent MRC’s guarantee of the Krieger Debt is still in effect (see below), the guarantee must be removed; and (2) if there is a balance outstanding on the MRC Assumption Amount, all proceeds from the sale must first pay down the outstanding balance.

Dividends of GXYF

Upon the successful completion of taking GXYF private, the parties will work to complete a working capital facility for GXYF for the purpose of typical cash management and allowing GXYF to operate its normal business with a minimal cash balance. Upon the successful implementation of this working capital facility, GXYF will make a one-time distribution to MW1 which will further make a distribution in the same amount to the Krieger Group (the “Krieger Distribution”). The Krieger Distribution shall be calculated as the amount of cash at GXYF when measured at the earlier of the date GXYF goes private and March 31, 2009.

Thereafter, provided GXYF has sufficient free cash flow, GXYF will dividend out a minimum of $1 million on annualized basis to MW1 unless the Investor Representatives mutually agree to a different amount.

Guarantee of the Krieger Group Debt

The parties acknowledge that the Krieger Group has debt of $5.5 million payable to Robert Schachter (“Krieger Debt”) which was utilized to finance the purchase of the Krieger Group’s GXYF common shares. The Krieger Debt currently has a maturity date of November 18, 2009 and is collateralized by certain equity interests. After taking GXYF private, MRC agrees to guarantee payment of a portion of the Krieger Debt calculated as the difference between the Krieger Debt and the Krieger Distribution; the guarantee will be in place through December 31, 2010 with the Krieger Group’s membership interests in MW1 serving as collateral in case of a default.

If, by the current maturity date of November 18, 2009, the Krieger Group is unable to refinance the Krieger Debt then MRC will acquire, at the Krieger Group’s option, the then outstanding amount of the Krieger Debt less the Krieger Distribution (“MRC Assumption

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Amount”). The MRC Assumption Amount will bear a cash interest rate of 18% payable quarterly for the first year. At the start of the 2nd year, the MRC Assumption Amount will pay principal and interest in the form of a portion of the Krieger Group’s membership interests in MW1 (defined below as “Available Interests”). Over a four year period, the debt for equity swap will “exchange” as follows on a quarterly basis:

•        Year 1: 20% of the Available Interests

•        Year 2: 25% of the Available Interests

•        Year 3: 25% of the Available Interests

•        Year 4: 30% of the Available Interests

The “Available Interests” will be defined as the MRC Assumption Amount divided by $5.5 million multiplied by 50%.

Right to Compel a Sale of GXYF after 5 Years

If, after 5 years from the date of definitive documentation, both the Krieger Group and MRC have representatives on the Executive Committee then either party may compel a sale of GXYF.

The selling party will present the non-selling party with an offer to purchase the selling party’s membership interest in MW1. If the non-selling party does not accept the selling party’s offer, GXYF may be sold in its entirety at a valuation 5% greater than the price implied by the selling party’s offer. If, after a 6 month period, an agreement is not reached with an outside party to buy GXYF at a price greater than the selling party’s offer, the non-selling party may purchase the selling party’s membership interest in MW1 at the original offer price.

Right to Compel a Sale Prior to 5 Years

If, after a negotiation period of 9 months, the Investor Representatives are unable to come to agreement on a Capital Event with a value greater than $5 million, either Investor Representative may elect to compel a sale.

The electing party will call a coin flip and if the flip is called correctly, the electing party will choose to either name a price or have the non-electing party name a price; if the call is made incorrectly, the non-electing party will have the same option. The party that names a price is giving a price option to the other party at which

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MW1 can either be bought or sold. The other party will choose the option and the transaction must be closed in a reasonable period.

Services Provided to GXYF by Investor Representatives

After taking GXYF private, the Krieger Group will provide the following services to GXYF at a cost of $50 thousand per month:

•        Raw material purchasing;

•        Manufacturing consulting;

•        Legal services provided by the Krieger Group’s in-house counsel; and

•        Employment of Michael Slyce (to be used at Management’s discretion).

After taking GXYF private, MRC will provide acquisition advisory services to GXYF at a cost of $25 thousand per month.

The services provided by both the Krieger Group and MRC will have a term that expires at the earlier of 4 years from the date GXYF is taken private and the potential sale of all of MW1’s shares of GXYF.

Fees and Expenses	Fees and expenses borne by the parties (including the fees and expenses of its attorneys, advisors and agents) related to the transactions contemplated by this term sheet shall be reimbursed to the respective parties by GXYF. However, all fees and expenses related to the Tender Offer shall be paid by the funds invested by MRC into MW1.

Definitive Documentation

The obligations of the parties to consummate the Tender Offer are subject to the execution of a definitive and binding, mutually acceptable limited liability company operating agreement of MW1.

Attached as Exhibit B is the proposed timeline for the transactions contemplated by this term sheet.

Attached as Exhibit C is the list of required documentation.

Public Disclosure	Except as otherwise required by law, any press release or other public disclosure of information regarding the proposed transactions (including the negotiations with

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respect to the transactions, the existence of this term sheet, and the terms of this term sheet) will be jointly developed by the Krieger Group and MRC.

Exclusivity	Attached as Exhibit D is the Standstill Agreement between the Krieger Group and MRC.

Legal Effect	This term sheet is intended to serve as a statement of the current intentions of the parties and as a guide to counsel in drafting definitive documentation. This term sheet is not to be considered a complete integration of any agreements or to create any binding obligations on either party hereto except for the terms set forth in “Fees and Expenses”, “Public Disclosure”, “Exclusivity”, and this section “Legal Effect”, which shall constitute binding obligations. Any other binding obligations of the parties will only be created by the definitive documentation. This term sheet will be governed by, and construed in accordance with, the laws of Delaware, without regard to its principles of conflicts of laws.

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IN WITNESS WHEREOF, the parties hereto have caused this term sheet to be executed as an agreement under seal as of the date first above written.

GALAXY PARTNERS LLC		MILL ROAD CAPITAL, L.P.

By:	/s/ Tim Krieger	By:	/s/ Thomas E. Lynch
Title:	President	Title:	Senior Managing Director

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EXHIBIT A: STRUCTURE DIAGRAM

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EXHIBIT B: TIMELINE

Jan 12 (Mon)	Contact proxy solicitation firms (COMPLETED)

Jan 14 (Wed)	Distribution of: • Draft Term Sheet • Structure Diagram • Timeline • Required Documentation (COMPLETED)

Jan 15 (Thu)	Conference call to discuss proposed terms (COMPLETED)

Feb 6 (Fri)	Agreement on Term Sheet

Feb 9 (Mon)	Start negotiation of definitive documentation

Feb 9 (Mon)	Announce Tender Offer

Feb 13 (Fri)	Formally launch tender offer

Mar 2 (Mon)	Complete definitive documentation

Mid March	End of 20 business days required for tender

Mid March	Complete short-form merger

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EXHIBIT C: LIST OF REQUIRED DOCUMENTATION

Document	Targeted Completion Date
Term Sheet	02-06-09
Schedule 13D-A between the Krieger Group and MRC	02-06-09
Schedule TO-T (Tender Offer)	02-09-09
Press release announcing tender offer	02-06-09
Schedule 14D-9 (from GXYF)	TBD
MW1 LLC Agreement	03-02-09
Management Compensation Agreement	03-02-09

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EXHIBIT D: STANDSTILL AGREEMENT

[attached separately]